Exhibit 4.22

AMENDED AND RESTATED EQUITY COMMITMENT AGREEMENT

THIS AGREEMENT made as of the ∎ day of December, 2024.

B E T W E E N:

BROOKFIELD BRP HOLDINGS (CANADA) INC.

(“Canada HoldCo”), a corporation existing under the laws of the Province of Ontario

- and -

BROOKFIELD RENEWABLE CORPORATION

(“BEPC”), a corporation existing under the laws of the Province of British Columbia

- and -

BROOKFIELD RENEWABLE HOLDINGS COPORATION

(“BEPC Holdings”), a corporation existing under the laws of the Province of British Columbia

- and -

BROOKFIELD RENEWABLE PARTNERS L.P.

(“BEP Partnership”), a limited partnership existing under the laws of Bermuda

RECITALS:

A.

WHEREAS on July 30, 2020 Canada Holdco, BEPC Holdings (formerly Brookfield Renewable Corporation) and BEP Partnership entered into an equity commitment agreement (the “Original Agreement”) pursuant to which Canada HoldCo agreed to subscribe for, or cause one of its Affiliates (as defined below) to subscribe for, BEPC Holdings Class C Shares (as defined below), on the terms and conditions set forth in the Original Agreement and, as applicable, the articles of incorporation of BEPC Holdings, as the same may be amended and/or restated from time to time;

B.	WHEREAS BEPC Holdings intends to call on Canada HoldCo’s Commitment, from time to time and as necessary, to fund growth capital investments and acquisitions, or for working capital purposes;

C.	WHEREAS BEP Partnership provided a covenant in the Original Agreement not to declare or pay any distributions on its limited partnership units if certain conditions are met; and

D.

WHEREAS Canada Holdco, BEPC Holdings and BEP Partnership desire to amend and restate the Original Agreement in its entirety to (i) add BEPC as a party thereto in order to receive the benefit of the covenants of the BEP Partnership in Section 8 and (ii) make certain other amendments to the terms and conditions of the Original Agreement as reflected herein; and

E.

WHEREAS BEP Partnership has declared a distribution payable on [December 31 2024] to holders of BEP Units of record as of [November 29, 2024] and BEPC Holdings has declared an equivalent dividend payable on [December 31, 2024] to holders of Former BEPC Holdings Class A Shares (as defined below) of record as of [November 29, 2024] and BEPC Holdings will have sufficient money or other assets to enable the payment, in accordance with applicable law (including directors’ fiduciary duties) and all contracts to which BEPC Holdings is a party, of such dividend on the Former BEPC Holdings Class A Shares as of the payment date.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Interpretation

1.1	Definitions. In this Equity Commitment Agreement, the following terms shall have the following meanings:

1.1.1

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.2

“BEP Group” means the BEP Partnership, the Renewable Partnership, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity, other than any member of the BEPC Group;

1.1.3	“BEP Partnership” has the meaning assigned thereto in the preamble;

1.1.4	“BEP Unit” means a limited partnership unit in the BEP Partnership;

1.1.5	“BEPC” has the meaning assigned thereto in the preamble;

1.1.6	“BEPC Class A Shares” means the class A exchangeable subordinate voting shares in the capital of BEPC;

1.1.7	“BEPC Group” means BEPC, BEPC Holdings and any of their direct or indirect Subsidiaries;

1.1.8	“BEPC Holdings” has the meaning assigned thereto in the preamble and formerly known as Brookfield Renewable Corporation;

1.1.9	“BEPC Holdings Class C Shares” means the class C non-voting shares in the capital of BEPC Holdings;

1.1.10	“Business Day” means any day that the Principal Stock Exchange is open for trading, other than any legal holiday recognized as such in the Province of Ontario or the Province of British Columbia;

1.1.11	“Canada HoldCo” has the meaning assigned thereto in the preamble;

1.1.12	“Commitment” has the meaning assigned thereto in Section 2.1;

1.1.13	“Commitment Period” means the period commencing on July 30, 2020 and ending on the tenth anniversary thereof;

1.1.14

“Control” means the control of one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of beneficial ownership of a majority of the voting interests in B; and for certainty and without limitation, if A owns shares to which are attached more than 50% of the votes permitted to be cast in the election of directors to the board of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose;

1.1.15	“Draw-Down Notice” means a notice to Canada HoldCo of a draw-down on the Commitment;

1.1.16	“Equity Commitment Agreement” means this amended and restated equity commitment agreement dated December ∎, 2024 as it may be further amended or restated from time to time;

1.1.17	“Former BEPC Holdings Class A Shares” means the former class A exchangeable subordinate voting shares in the capital of BEPC Holdings;

1.1.18	“Holding Entity” has the meaning assigned thereto in the BEP Partnership Agreement;

1.1.19	“Operating Entity” has the meaning assigned thereto in the BEP Partnership Agreement;

1.1.20	“Original Agreement” has the meaning assigned thereto in the preamble;

1.1.21

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.22

“Principal Stock Exchange” means the New York Stock Exchange or if the BEPC Class A Shares are not listed on the New York Stock Exchange, the principal stock exchange on which the BEPC Class A Shares are listed;

1.1.23	“Renewable Partnership” means Brookfield Renewable Energy L.P.;

1.1.24	“Subscriber” means Canada HoldCo or any other member of the BEP Group that Canada HoldCo causes to subscribe for BEPC Holdings Class C Shares pursuant to this Equity Commitment Agreement;

1.1.25	“Subscription Payment” has the meaning assigned thereto in Section 2.2;

1.1.26	“Subscription Payment Date” means a date specified in a Draw-Down Notice on which a Subscription Payment is to be made to BEPC Holdings;

1.1.27

“Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person; and

1.1.28	“US$” means United States dollars.

1.2	Headings. The inclusion of headings and a table of contents in this Equity Commitment Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3

Gender and Number. In this Equity Commitment Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4

Invalidity of Provisions. Each of the provisions contained in this Equity Commitment Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Equity Commitment Agreement invalid or unenforceable in any respect. The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5

Currency. Except where otherwise expressly provided, all amounts in this Equity Commitment Agreement are stated and shall be paid in US$. BEPC Holdings shall call all Subscription Payments in US$. Canada HoldCo shall make all Subscription Payments in US$ or in the equivalent amount of Canadian Dollars on the basis of rates quoted by appropriate financial institutions of repute or by internationally recognized financial publications or news services. If it is necessary for any amounts to be converted from another currency into US$, then BEPC Holdings will convert the amount using rates quoted by appropriate financial institutions of repute or by internationally recognized financial publications or news services.

1.6	Waiver, Amendment.

Any amendment, modification or waiver to this Equity Commitment Agreement that would reasonably be expected to impact the economic equivalence of a BEPC Class A Share with a BEP Unit shall require (i) at a duly called annual or special meeting of BEPC’s shareholders, the affirmative consent or vote, as applicable, of holders of a majority of the outstanding BEPC Class A Shares not held by Brookfield Corporation, the BEP Partnership or their controlled Affiliates, voting as a class (“BEPC Class A Shareholder Approval”), or (ii) in the event that there is more than one independent director of BEPC (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the BEPC Class A Shares may then be listed) who does not also serve on the board of the general partner of the BEP Partnership (each a “non-overlapping director”), the approval of a majority of such non-overlapping directors. BEPC shall, if requested by BEPC Holdings in connection with a proposed amendment, modification or waiver of this Equity Commitment Agreement that would reasonably be expected to impact the economic equivalence of a BEPC Class A Share with a BEP Unit, call a special meeting of BEPC shareholders for purposes obtaining BEPC Class A Shareholder Approval. Except as expressly provided in this Equity Commitment Agreement, no amendment, modification or waiver of this Equity Commitment Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Equity Commitment Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Equity Commitment Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7	Governing Law

This Equity Commitment Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein.

2.	The Commitment

2.1	The aggregate commitment of Canada HoldCo to subscribe for BEPC Holdings Class C Shares pursuant to this Equity Commitment Agreement is $1 billion (the “Commitment”).

2.2

Each draw-down shall not exceed $250,000,000, unless Canada HoldCo otherwise agrees, and each subsequent draw-down shall be made a minimum of 120 days after the receipt of the last Draw-Down Notice from BEPC Holdings.

2.3

Subject to Sections 3 and 4, on each Subscription Payment Date, the Subscriber shall pay to BEPC Holdings an amount of cash set out in a Draw-Down Notice (the “Subscription Payment”) in exchange for the issuance of BEPC Holdings Class C Shares pursuant to Section 6.

2.4	The amount of the Commitment shall be permanently reduced by the amount of any Subscription Payment made to BEPC Holdings.

3.	Subscription Payments on Draw-Downs

3.1

Canada HoldCo shall cause one or more Subscribers to make a Subscription Payment to BEPC Holdings following receipt of a Draw-Down Notice from BEPC Holdings and in such amount as BEPC Holdings shall specify in the Draw-Down Notice; provided that no

Subscription Payment shall be less than $10 million or in excess of the undrawn amount of the Commitment at the time the Subscription Payment is to be made.

3.2	BEPC Holdings shall give the Draw-Down Notice to Canada HoldCo in the manner specified in Section 12 hereof. The Draw-Down Notice shall:

3.2.1

specify (i) the place at which such Subscription Payment is to be made, including, if applicable, the account of BEPC Holdings or one or more of its subsidiaries to which such Subscription Payment should be made, (ii) the security to be issued, (iii) the amount of such Subscription Payment to be made, and (iv) the Subscription Payment Date and time at which such Subscription Payment is to be made, which shall not be earlier than 12:00 p.m., Toronto time, generally on the tenth Business Day, but in no event earlier than the fifth Business Day, after the giving of the Draw-Down Notice; and

3.2.2

confirm that (i) BEPC Holdings is able to pay its liabilities as they become due; and (ii) there has been no material adverse effect with respect to BEPC Holdings or its affairs or financial condition.

3.3

If BEPC Holdings deems it advisable, BEPC Holdings may reduce the amount of or cancel any call for a Subscription Payment by giving notice to Canada HoldCo in accordance with Section 12, subject to Section 3.1.

4.	Conditions Precedent

Canada HoldCo’s obligations pursuant to Section 3.1 are subject to compliance, as of the Subscription Payment Date, with each of the following conditions precedent which are for the sole and exclusive benefit of Canada HoldCo and may be waived by Canada HoldCo in its sole discretion:

4.1	The BEP Group shall directly or indirectly Control BEPC Holdings and the BEP Group shall have the ability, directly or indirectly, to elect a majority of the directors of BEPC Holdings;

4.2	a Draw-Down Notice shall have been provided to Canada HoldCo in accordance with Section 3.2; and

4.3	a majority of the directors of BEPC Holdings shall have authorized the issuance of BEPC Holdings Class C Shares pursuant to Section 6.

5.	Expiration of the Commitment Period

Upon the earlier of (i) the expiration of the Commitment Period, subject to the ongoing obligation to satisfy a previously issued Draw-Down Notice, and (ii) the making of Subscription Payments equal to the full amount of the Commitment, no Subscriber shall be required to make Subscription Payments pursuant to this Equity Commitment Agreement.

6.	Issuance of BEPC Holdings Class C Shares

Upon making a Subscription Payment to BEPC Holdings, BEPC Holdings shall issue a number of BEPC Holdings Class C Shares with an aggregate fair market value equal to the cash amount of the Subscription Payment.

7.	Representations and Warranties

7.1	Canada HoldCo hereby represents and warrants to BEPC, BEPC Holdings and the BEP Partnership that:

7.1.1	it is validly organized and existing under the laws of the Province of Ontario;

7.1.2	it has the power, capacity and authority to enter into this Equity Commitment Agreement and to perform its duties and obligations hereunder;

7.1.3	it has taken all necessary action to authorize the execution, delivery and performance of this Equity Commitment Agreement;

7.1.4

the execution and delivery of this Equity Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

7.1.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Equity Commitment Agreement; and

7.1.6

this Equity Commitment Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

7.2	BEPC hereby represents and warrants to BEPC Holdings, Canada HoldCo and the BEP Partnership that:

7.2.1	it is validly organized and existing under the laws of the Province of British Columbia;

7.2.2	it has the power, capacity and authority to enter into this Equity Commitment Agreement and to perform its duties and obligations hereunder;

7.2.3	it has taken all necessary action to authorize the execution, delivery and performance of this Equity Commitment Agreement;

7.2.4

the execution and delivery of this Equity Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

7.2.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Equity Commitment Agreement; and

7.2.6

this Equity Commitment Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

7.3	BEPC Holdings hereby represents and warrants to BEPC, Canada HoldCo and the BEP Partnership that:

7.3.1	it is validly organized and existing under the laws of the Province of British Columbia;

7.3.2	it has the power, capacity and authority to enter into this Equity Commitment Agreement and to perform its duties and obligations hereunder;

7.3.3	it has taken all necessary action to authorize the execution, delivery and performance of this Equity Commitment Agreement;

7.3.4

the execution and delivery of this Equity Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

7.3.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Equity Commitment Agreement; and

7.3.6

this Equity Commitment Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

7.4	The BEP Partnership hereby represents and warrants to BEPC, BEPC Holdings and Canada HoldCo that:

7.4.1	it is validly organized and existing under the laws of Bermuda;

7.4.2	it has the power, capacity and authority to enter into this Equity Commitment Agreement and to perform its duties and obligations hereunder;

7.4.3	it has taken all necessary action to authorize the execution, delivery and performance of this Equity Commitment Agreement;

7.4.4

the execution and delivery of this Equity Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its limited partnership agreement, constituent documents or other organizational documents;

7.4.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Equity Commitment Agreement; and

7.4.6

this Equity Commitment Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

8.	Covenants of the BEP Partnership

The BEP Partnership covenants to BEPC and agrees that, from the date of this Equity Commitment Agreement until the termination of this Equity Commitment Agreement:

(a) it will not declare any distribution on the BEP Units if on such date BEPC does not have sufficient money or other assets, taking into account any dividends declared on or about such date by BEPC Holdings on the class A.1 exchangeable subordinate voting shares of BEPC Holdings held by BEPC, to enable the declaration and payment, in accordance with applicable law (including directors’

fiduciary duties) and all contracts to which BEPC is a party, of the equivalent (calculated per BEPC Class A Share) dividend on the BEPC Class A Shares; and

(b) it will not pay any distribution that is declared after the date of this Equity Commitment Agreement on the BEP Units if on such payment date BEPC does not have sufficient money or other assets, taking into account any dividends to be received by BEPC on the class A.1 subordinate voting shares of BEPC Holdings held by BEPC on or about the date of the proposed distribution, to enable the payment, in accordance with applicable law (including directors’ fiduciary duties) and all contracts to which BEPC is a party, of the equivalent (calculated per BEPC Class A Share) dividend on the BEPC Class A Shares.

9.	Termination

This Equity Commitment Agreement shall terminate and no longer be of any effect in the event that all of the outstanding BEPC Class A Shares are held by Brookfield Corporation, the BEP Partnership or their controlled Affiliates.

10.	Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Equity Commitment Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Equity Commitment Agreement.

11.	Successors and Assigns

No party may assign its right or benefits under this Equity Commitment Agreement without the prior written consent of the other parties hereto provided that Canada HoldCo may assign its rights and benefits under this Equity Commitment Agreement to any member of the BEP Group without obtaining the prior written consent of the other parties. This provision of this Equity Commitment Agreement shall enure to the benefit of and be binding on the parties to this Equity Commitment Agreement and their respective successors and assigns.

12.	Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

(a)	if to Canada HoldCo:

Brookfield Place, Suite 100

181 Bay Street

Toronto, ON M5J 2T3

(b)	if to BEPC:

Brookfield Renewable Corporation

Brookfield Place

250 Vesey Street, 15th Floor

New York NY 10281

(c)	if to BEPC Holdings:

Brookfield Renewable Corporation

Brookfield Place

250 Vesey Street, 15th Floor

New York NY 10281

(d)	if to the BEP Partnership:

Brookfield Renewable Partners L.P.

73 Front Street, 5th Floor

Hamilton

HM12

Bermuda

13.	Benefits of this Equity Commitment Agreement

Nothing in this Equity Commitment Agreement shall be construed to give to any Person other than the parties hereto any legal or equitable right, remedy or claim under this Equity Commitment Agreement.

14.	Counterparts

This Equity Commitment Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[NEXT PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:
Name: Adrienne Moore
Title: Vice-President

BROOKFIELD RENEWABLE CORPORATION

By:
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE HOLDINGS CORPORATION

By:
Name: ∎
Title: ∎

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Secretary

[Amended and Restated Equity Commitment Agreement – Signature Page]